FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 12, 2006

Item 3: News Release:

A news release dated and issued on December 12, 2006 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold Drilling Continues to Expand Almaden Gold Mineralization

Item 5: Full Description of Material Change:

December 12, 2006, (Vancouver, BC) -   Freegold Ventures Limited (“Freegold”) is pleased to provide additional assay  results from its 34,000-foot resource expansion drill program currently in-progress at the Company’s 100% controlled Almaden gold project in southwestern Idaho.  Results continue to confirm depth extensions of resource-grade mineralization in the southern portion of the Main Zone below the level of the pit designed in the Company’s 1997 feasibility study. Assays from in-fill drilling, on average, are also exceeding the gold grades found in previously drilled neighboring holes.

Drilling commenced in July, and the 2 rigs on the property (one core and one reverse circulation) have now drilled 59 holes totaling 19,625 feet (31 core – 10,582 feet, and 28 RC – 9,043 feet).  The first six holes of the program, totaling 2,990 feet, were large diameter (PQ) core holes designed to test areas of known gold mineralization and recoveries throughout the mile-long deposit.  These holes are part of an ongoing metallurgical testing program being conducted by McClelland Laboratories of Reno, NV to help determine the optimal relationship between fragmentation, crush size and gold recovery for the project.  Assays from the first four metallurgical core holes (C37 to C40) were reported on October 5. Hole C37 extended the depth of known resource-grade gold mineralization from 200 feet to 500 feet below surface in the southern portion of the deposit.

Assays from the two remaining metallurgical holes, C41 and C42, have now been received, and are reflective of prior drilling results in the northern part of the deposit.  Hole C41, drilled in the north-east extension of the Main Zone, averaged 0.014 oz/ton to a depth of 175 feet, which coincides with the depth of the 1997 pit bottom.  Assays from this hole are the same as, or slightly higher than the surrounding holes in this lower-grade portion of the deposit, with gold mineralization above the cut-off grade used in the previous 43-101 resource calculation (0.011 oz/ton) extending down to a depth of 270 feet.  The final metallurgical test hole, C42, was drilled within the middle of the North Zone where the 1997 pit was designed to a depth of 140-feet.  Hole C42 averaged 0.016 oz/ton over its entire 225-foot length, with the top 150 feet averaging 0.021 oz/ton.

Assays results have also been received from 6 core and 2 RC holes, drilled in a fence across grid line 37,800 N in the southern portion of the Main Zone, 100 feet north of Hole C37. Designed to expand the existing resource, this fence of holes was also focused on gathering additional geological information essential to the ongoing geological modeling of the deposit, including the definition of a major north-south feeder structure recently mapped through the central portion of the Main Zone.  Holes in this fence plus other recently drilled fences further to the north have intersected this main feeder structure over a known minimum strike length of the 2,000 feet, and the structure has been determined to dip 65-degrees to the west.   Assays from the 8 reported holes across the deposit indicate that, mineralization in the hanging wall of the main feeder structure is significantly higher grade than in the corresponding footwall zone with mineralization encountered near the feeder zone up to 300 feet below previously identified mineralization.

From west to east across the southern portion of the Main Zone, assays are reported below for holes C47, C46, C45, C43, RC708, C44, C44-A, and RC707.  Apart from Hole C44-A, which dips 60 degrees to the east, all of the holes were vertically oriented to test the flat lying mineralization.  Significant assay intervals from these 8 holes include:

Drill Fence on Section 37,800 N

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
C47	100	215	115	0.009	western extremity of mineralization, outside the 1997 pit design
C46	65	115	50	0.011	100’ east of the western edge of the 1997 pit, in previously designated waste blocks

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
C45	65	145	80	0.013	200’ east of the western edge of the 1997 pit, still in previously designated waste blocks
C43	30	150	120	0.014	starting to get into higher grade hanging wall zone – grade exceeds that of surrounding holes
RC708	10	415	405	0.020	within the higher grade portion of the hanging wall zone – mineralization extends 200 feet below previously designed pit bottom.
including	20	160	140	0.030
including	230	320	90	0.023
C44	0	200	200	0.023	within hanging wall mineralization – main feeder structure encountered at a depth of 200 feet
Including	20	130	110	0.032
C44-A	0	205	205	0.027	within hanging wall mineralization - 60 degree E dip, encountered main feeder structure at a depth of 140 feet
including	0	115	115	0.037
RC707	10	310	300	0.021	within hanging wall mineralization – main feeder structure encountered at 130 feet. Mineralization within the footwall extends 100 feet below the 1997 pit bottom
including	25	130	105	0.045

Freegold continues to work closely with Mine Development Associates of Reno, which will be conducting the next 43-101 compliant resource calculation following the completion of the current drill program, expected within the first quarter of 2007.

Diamond drill core and RC samples are generally analysed on five-foot intervals.  All samples are shipped to ALS Chemex at it's Winnemucca, NV laboratory for preparation.  Pulps are shipped to ALS Chemex Laboratories in Vancouver, B.C. for analysis.  Gold values are determined using fire assay techniques with AA finish and multi element analysis using ICP-AES with aqua regia digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 12th day of December 2006.